ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 8, 2025	James M. Forbes T +1 617 235 4765 james.forbes@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-1090

Attn: Alberto Zapata

Re:

Comments on Post-Effective Amendment No. 24 under the Securities Act of 1933, as amended, and Amendment No. 25 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Registration Statement on Form N-1A (File Nos. 333-253222 and 811-23643) (the “Registration Statement”) of Putnam ETF Trust (the “Registrant”), on behalf of Putnam Focused Large Cap Growth ETF (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2025 (the “485(a) Amendment”)

Dear Mr. Zapata:

This letter responds to the comments that you provided telephonically to Venice Monagan of Franklin Resources, Inc., representing Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Fund, and James Forbes and Jonathan Menke of Ropes & Gray LLP, counsel to the Fund, on behalf of the Staff of the Commission (the “Staff”) on August 14, 2025 regarding the 485(a) Amendment. For convenience, I have summarized the Staff’s comments before the Registrant’s responses. These responses will be reflected in Post-Effective Amendment No. 29 under the Securities Act and Amendment No. 30 under the Investment Company Act to the Registration Statement, to be filed with the Commission on or around September 15, 2025 (the “485(b) Amendment”). References to specific text in the Staff’s comments and the Registrant’s responses are to the corresponding text of the 485(a) Amendment, as indicated. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the 485(a) Amendment.

Prospectus

1.	Comment: Please update the performance information in the “Fund summary” section to reflect 2024 calendar year performance.

Response: The Registrant confirms that the requested update will be made in the 485(b) Amendment.

2.

Comment: Please confirm whether the performance information included in the appendix to the prospectus titled “Related Performance Information of Similar Accounts” (the “Appendix”), including the performance shown for the Putnam U.S. Large Cap Growth Equity Concentrated Composite (the “Composite”), continues to be relevant and appropriate given that the Fund has a track record of several calendar years of actual performance. Additionally, if the Appendix continues to be included in the Registration Statement, please confirm that the Fund maintains the records necessary to calculate the performance disclosed in the Appendix as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: The Registrant confirms that the inclusion of performance information shown in the Appendix remains relevant and appropriate. The Registrant notes that, whereas the Fund incepted in 2021 and has a relatively short track record of three calendar years of performance, the Composite incepted in 2017 and has a longer-term track record of seven calendar years of performance. As disclosed in the Appendix, the Composite reflects the performance of all accounts that have substantially similar investment policies, objectives and strategies and that are managed by Putnam Management. As such, the inclusion of performance information for the Composite is intended to provide information about the past performance of Putnam Management in managing accounts that are substantially similar to the Fund over longer-term periods than are available through the Fund’s own track record, both on an absolute basis and relative to the performance over the Russell 1000 Growth Index, the Fund’s benchmark, over the same periods. The Registrant believes that this performance information may be helpful to investors in evaluating a potential investment in the Fund.

The Registrant confirms that it has the records necessary to support the calculation of the performance disclosed in the Appendix as required by Rule 204-2(a)(16) under the Advisers Act.

Sincerely,

/s/ James M. Forbes

James M. Forbes

cc:	James E. Thomas, Esq., Ropes & Gray LLP

Venice Monagan, Esq., Franklin Resources, Inc.